# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tax-Free Fixed Income Fund for Puerto Rico Residents, Inc., CIK 0001850862
CUSIP: 87677L102
Title of class of securities: Common Shares, $0.01 par value
Address of issuer's principal executive offices: 250 Munoz Rivera Avenue, American International Plaza, 10th Floor, San Juan, Puerto Rico (PR), 00918
Date of event which requires filing of this statement: 07/13/2026
Filed by CIK 0001838395
Persons authorized to receive notices and communications: W. Heath Hawk, GAM Tower, 2 Tabonuco St., Suite 200, Guaynabo, Puerto Rico (PR), 00968, (770) 777-9373

## Reporting persons
- Ocean Capital LLC (CIK 0001838395): type of reporting person: other (OO); citizenship or place of organization: Puerto Rico (PR); source of funds: working capital (WC); sole voting power 0; shared voting power 2,181,569; sole dispositive power 0; shared dispositive power 2,181,569; aggregate amount beneficially owned 2,181,569 (8.1% of the class)
  Comment: Box 13 - The percentages used herein are based upon 27,070,104 shares of common stock outstanding, which represents the shares of common stock outstanding as of December 31, 2025, according to the Issuer's semi-annual certified shareholder report, filed with the Securities and Exchange Commission (the "SEC") on March 6, 2026 (the "Shareholder Report").
- William Heath Hawk: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 2,181,569; sole dispositive power 0; shared dispositive power 2,181,569; aggregate amount beneficially owned 2,181,569 (8.1% of the class)
  Comment: Box 13 - The percentages used herein are based upon 27,070,104 shares of common stock outstanding, as disclosed in the Shareholder Report.
- Ethan A. Danial: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 1,388,483; sole dispositive power 0; shared dispositive power 1,388,483; aggregate amount beneficially owned 1,388,483 (5.1% of the class)
  Comment: Box 11 - Consisting of 1,388,483 shares owned by RAD Investments, LLC, which Mr. Danial, as its manager, may be deemed to beneficially own.
  
  Box 13 - The percentages used herein are based upon 27,070,104 shares of common stock outstanding, as disclosed in the Shareholder Report.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value
Name of issuer: Tax-Free Fixed Income Fund for Puerto Rico Residents, Inc.
Address of issuer's principal executive offices: 250 Munoz Rivera Avenue, American International Plaza, 10th Floor, San Juan, Puerto Rico (PR), 00918
Comment: The following constitutes Amendment No. 9 ("Amendment No. 9") to the Schedule 13D initially filed by the undersigned with the Securities and Exchange Commission (the "SEC") on October 6, 2021, as subsequently amended from time to time (collectively, the "Schedule 13D"). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by:

(i) Ocean Capital LLC, a Puerto Rico limited liability company ("Ocean Capital"); (ii) William Heath Hawk, the managing member of Ocean Capital; and (iii) Ethan A. Danial (collectively, with Ocean Capital and Mr. Hawk, the "Reporting Persons").
Residence or business address: The business address of each of Ocean Capital and Mr. Hawk is GAM Tower, 2 Tabonuco St., Suite 200, Guaynabo, Puerto Rico 00968. The business address of Mr. Danial is 954 Avenida Ponce De Leon, San Juan, Puerto Rico 00907.
Present principal occupation or employment: The principal business of: (i) Ocean Capital is investing in various opportunities in the financial arena and transacting any lawful business in Puerto Rico financial arenas; (ii) Mr. Hawk is serving as President and Chief Executive Officer of First Southern, LLC, a financial services company; and (iii) Mr. Danial is serving as a Member, Authorized Officer and Manager at RAD Investments, LLC, an investment firm.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Ocean Capital is organized as a limited liability company under the laws of Puerto Rico. Each of Messrs. Hawk and Danial is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The funds for purchase of the 1,388,483.00 shares of Common Stock owned by RAD Investments LLC were derived from the working capital of RAD Investments LLC.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented to add the following:

Ocean Capital, Mr. Hawk and Mr. Danial entered into a joint filing and solicitation agreement (the "Joint Filing and Solicitation Agreement") for the purpose, among other things, of soliciting proxies for the Proposal. A copy of the Joint Filing and Solicitation Agreement is filed as Exhibit E hereto and is incorporated into this Item 4 by reference. This Amendment No. 9 adds Mr. Danial as a Reporting Person.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated as follows:

The percentages used herein are based upon 27,070,104 shares of common stock outstanding, as disclosed in the Shareholder Report.

A. As of the close of business on July 14, 2026, Ocean Capital beneficially owned 2,181,569.00 shares of Common Stock representing approximately 8.1% of the outstanding Common Stock of the Issuer.

B. As of the close of business on July 14, 2026, Mr. Hawk beneficially owned 2,181,569.00 shares of Common Stock representing approximately 8.1% of the outstanding Common Stock of the Issuer.

C. As of the close of business on July 14, 2026, Mr. Danial beneficially owned 1,388,483.00 shares of Common Stock representing approximately 5.1% of the outstanding Common Stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
A. Ocean Capital LLC

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 2,181,569.00

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 2,181,569.00

B. William Heath Hawk

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 2,181,569.00

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 2,181,569.00

C. Ethan A. Danial

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,388,483.00

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,388,483.00
Transactions in the class effected during the past sixty days:
A. Ocean Capital has not transacted in the securities of the Issuer during the past 60 days.

B. W. Heath Hawk has not transacted in the securities of the Issuer during the past 60 days.

C. The transactions in the shares of Common Stock by Ethan A. Danial during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Amendment No. 9 is incorporated by reference in this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit E: Joint Filing and Solicitation Agreement

## Signatures
- Ocean Capital LLC: /s/ William Heath Hawk, William Heath Hawk/Managing Member (07/14/2026)
- William Heath Hawk: /s/ William Heath Hawk, William Heath Hawk (07/14/2026)
- Ethan A. Danial: /s/ Ethan A. Danial, Ethan A. Danial (07/14/2026)